UNITED STATES SECURITIES AND EXCHANGES COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period of ______________________________ August 28 – September 20, 2002

HURRICANE HYDROCARBONS LTD.
(Name of Registrant)

140 – 4th Avenue S.W. #1460, Calgary, Alberta, Canada T2P 3N3
(Address of principal executive offices)

1. News Releases:
   September, 6, 2002 – Energy Conference & Investor Meetings
   September 12, 2002 – Hurricane Commences Trading on the New York Stock Exchange

2. Toronto Stock Exchange Monthly Report on Options, Warrants and Shares .
   August 31, 2002

Indicate by check mark whether the Registrant files annual reports under cover Form 20F or Form 40-F.
Form 20-F ___ Form 40-F_√__

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchanges Act of 1934.
Yes ___ No __√_

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurricane Hydrocarbons Ltd. SEC File No. 0-28466
(Registrant)

Date: September 20, 2002

By: ______________________________
Ihor P. Wasylkiw, P.Eng., Vice President Investor Relations

NEWS RELEASE

HURRICANE HYDROCARBONS LTD.

FOR IMMEDIATE RELEASE – September 6, 2002
FOR: Hurricane Hydrocarbons Ltd.
SUBJECT: Energy Conference & Investor Meetings

CALGARY, Alberta – Hurricane Hydrocarbons Ltd. ("Hurricane") will be participating in the Peters & Co. Limited 2002 Canadian Oil & Gas Conference in Toronto, Ontario on Tuesday, September 10th followed by meetings with institutional investors in New York, Boston and Montreal on September 11th, 12th and 13th, respectively.

Mr. Nicholas H. Gay, Senior Vice President Finance and CFO of Hurricane, will be the company presenter.

Investors will be able to either review a copy of the presentation which will be made, or alternatively, listen to a live webcast of the presentation which will begin at 9:45 a.m. on Tuesday, September 10th Eastern time (7:45 a.m. Mountain time). Please visit the company's website at www.hurricane-hhl.com and from the home page either click on "Presentations" to download a copy of the presentation or click on "Webcast" to listen to the live webcast.

Hurricane is an international energy corporation engaged in the exploration, development, production, acquisition, refining and marketing of crude oil and refined products in the Republic of Kazakhstan.

Hurricane's shares trade in Canada on The Toronto Stock Exchange under the symbol "HHL.A" and in the United States on Nasdaq under the ticker symbol "HHLF". Effective September 12th, its Toronto Stock Exchange ticker symbol will change to "HHL", its shares will cease trading on Nasdaq and will commence trading on the NYSE under the ticker symbol "HHL".

Hurricane's shares also trade on the Frankfurt exchange under the symbol HHCA. Hurricane's 12% Senior Notes due 2006 are listed on the Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange. The company's website can be accessed at www.hurricane-hhl.com.

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For further information please contact:

Ihor P. Wasylkiw
Vice President Investor Relations
(403) 221-8658

HURRICANE HYDROCARBONS LTD.

NEWS RELEASE

FOR IMMEDIATE RELEASE – September 12, 2002
FOR: Hurricane Hydrocarbons Ltd.
SUBJECT: Hurricane Commences Trading on the New York Stock Exchange

CALGARY, Alberta – Hurricane Hydrocarbons Ltd. ("Hurricane") will commence trading today on the New York Stock Exchange ("NYSE") under the stock ticker symbol "HHL".

Bernard Isautier, Hurricane's Chairman and Chief Executive Officer said; "We believe the listing of our equity security on the NYSE will improve the liquidity and visibility of our common stock to investors, many of whom are internationally based".

"We're proud to welcome Hurricane Hydrocarbons Ltd. to our family of listed companies", said New York Stock Exchange Chairman and CEO Dick Grasso. "Hurricane Hydrocarbons' listing on the NYSE is further evidence of the company's commitment to expanding its global reach and to providing its shareholders with unsurpassed visibility and liquidity. We look forward to an outstanding partnership with the company".

Hurricane is an international energy corporation engaged in the exploration, development, production, acquisition, refining and marketing of crude oil and refined products in the Republic of Kazakhstan.

Hurricane's shares also trade in Canada on The Toronto Stock Exchange under the symbol HHL and on the Frankfurt exchange under the symbol HHCA. Hurricane's 12% Senior Notes due 2006 are listed on the Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange. The company's website can be accessed at www.hurricane-hhl.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

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For further information please contact:

Bernard F. Isautier Chairman and CEO +44 (1753) 410-020	**Ihor P. Wasylkiw** Vice President Investor Relations +1 (403) 221-8658

CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES

TSE
Toronto Stock Exchange

Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters

Company Name: Hurricane Hydrocarbons Ltd.
Stock Symbol: HHL.a
For Month Ending: August 31, 2002
Date Prepared: September 18, 2002
Contact Name: Ihor Wasylkiw
Phone Number: (403) 221-8658

Outstanding Stock Options Summary					
Stock Options Outstanding – Opening Balance					4,373,568
Options Granted: **(Add)**					
Date of Grant	**Name**	**Expiry Date**	**Price**	**Number**	
Subtotal					0
Options Exercised: **(Subtract)**					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Aug 23, 2001	L. MacEachern	Aug 27, 1997	$9.30	25,000	
Subtotal					25,000
Options Cancelled: **(Subtract)**					
Date	**Name**	**Date of Grant**	**Price**	**Number**	
August 31, 2002	P. Bemis	Apr 17, 2001	$10.45	11,250	
August 31, 2002	P. Bemis	Aug 23, 2001	$9.00	675	
Subtotal					(11,925)
Closing Stock Option Plan Balance					4,336,643

Shares Reserved for Share Compensation Arrangements		
Opening Reserve Balance		4,607,825
Additional Listing Under Plan (Add)		
Stock Options Cancelled (Add)		11,925
Closing Reserve Balance		4,619,750

Issued and Outstanding Share Capital Summary		
Reason for Increase or Reduction		
Issued and Outstanding - Opening Balance		81,371,497
Stock Options Exercised		25,000
Share Purchase Plan		
Corresponding Convertible Securities Exercised		
Corresponding Convertible Securities Cancelled		
Shares Cancelled		
Issuer Bid Cancellation		
Closing Issued Capital Balance		81,396,497

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